August 19, 2008

Thomas L. Monahan III
Chairman of the Board of Directors and Chief Executive Officer
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, Virginia 22209

>   **Re: The Corporate Executive Board Company**
>   **Form 10-K**
>   **Filed February 29, 2008**
>   **File No. 000-24799**

Dear Mr. Monahan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed on April 29, 2008

Compensation Discussion and Analysis

Base Salary, page 15

1.   Please expand your discussion of base salary increases to explain specifically how each of the factors considered by the CEO and the Committee was used to

     determine individual base salaries. Discuss how the CEO and the Committee measure individual performance, market salary data, and internal equity considerations. Clarify how each of these factors resulted in the specific percentage increase in base salary for each NEO. Provide this disclosure in future filings and tell us how you plan to comply.

Cash Bonus, page 15

2.   Refer to the second full paragraph on page 16. Please tell us the specific financial, operational, and human capital objectives established for each of the NEOs for 2007. Tell us how the Committee measured performance under these objectives and the additional factors that impacted total incentives, and explain how performance was tied to amounts actually awarded. Also, please clarify how annual bonuses are apportioned between company-level performance goals and individual performance goals. With respect to the table of bonus awards on page 16, please tell us the percentage of base salary that was actually awarded as bonus to each NEO in 2007. Please confirm that you will provide similar disclosure in future filings.

Share-Based Compensation, page 16

3.   We note that you have disclosed the ratio of SARs to RSUs, but it is not clear how the Committee determines the number of RSUs to grant each year. Please tell us the amount of RSUs and SARs awarded to each NEO in 2007 and how the Committee determined the amount of RSUs to grant each NEO during 2007. Identify and quantify, if possible, the specific performance goals that the Committee considers and clarify how the Committee measures the NEO's contribution to the achievement of these goals. Provide similar clarification regarding grants of equity-based awards. Please confirm that you will provide similar disclosure in future filings.

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director